# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yuanbao Inc., CIK 0001995520
CUSIP: 987910106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002087220

## Reporting persons
- Geometry Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,343,404; shared voting power 0; sole dispositive power 9,343,404; shared dispositive power 0; aggregate amount beneficially owned 9,343,404 (5% of the class)
  Comment: Note to Row (11): Please see Item 4(b) for more details.
- Quadrant Ventures Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 7,007,553; shared voting power 0; sole dispositive power 7,007,553; shared dispositive power 0; aggregate amount beneficially owned 7,007,553 (3.7% of the class)
  Comment: Note to Row (11): Please see Item 4(b) for more details.
- SCC Foresight Ventures Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 1,999,998; shared voting power 0; sole dispositive power 1,999,998; shared dispositive power 0; aggregate amount beneficially owned 1,999,998 (1.1% of the class)
  Comment: Note to Row (11): Please see Item 4(b) for more details.
- Enlightenment Trust: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); sole voting power 18,350,955; shared voting power 0; sole dispositive power 18,350,955; shared dispositive power 0; aggregate amount beneficially owned 18,350,955 (9.7% of the class)
  Comment: Note to Rows (5), (7) and (9): Geometry Ventures Limited, Quadrant Ventures Limited and SCC Foresight Ventures Ltd. are beneficially owned by Enlightenment Trust. Enlightenment Trust is a trust established under the laws of the Island of Jersey, of which Mr. Charlie Cao and his family members are the beneficiaries.
  
  Note to Row (11): Please see Item 4(b) for more details.

## Item 1. Issuer
Name of issuer: Yuanbao Inc.
Address of issuer's principal executive offices: Building 2, No.8 Beichen West Road, Chaoyang District, Beijing, 100101, the People's Republic of China

## Item 2. Person Filing
Name of person filing:
Geometry Ventures Limited
Quadrant Ventures Limited
SCC Foresight Ventures Ltd.
Enlightenment Trust
Address of principal business office or, if none, residence: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Citizenship: The information set forth in Row (4) of the cover page for each of the Reporting Person is incorporated herein by reference.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in Row (9) of the cover page for each of the Reporting Person is incorporated herein by reference.
Percent of class:
(1) Geometry Ventures Limited - 5.0%;
(2) Quadrant Ventures Limited - 3.7%;
(3) SCC Foresight Ventures Ltd. - 1.1%;
(4) Enlightenment Trust - 9.7%.

The percentage is calculated based upon an aggregate of 188,348,706 Class A Ordinary Shares outstanding as of June 30, 2025, which is based on the information provided by the Issuer.
Sole power to vote or to direct the vote: The information set forth in Row (5) for each of the Reporting Persons is incorporated herein by reference.
Shared power to vote or to direct the vote: The information set forth in Row (6) for each of the Reporting Persons is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information set forth in Row (7) for each of the Reporting Persons is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information set forth in Row (8) for each of the Reporting Persons is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Geometry Ventures Limited: /s/ Charlie Cao, Charlie Cao/ Authorized Representative (10/17/2025)
- Quadrant Ventures Limited: /s/ Charlie Cao, Charlie Cao/ Authorized Representative (10/17/2025)
- SCC Foresight Ventures Ltd.: /s/ Charlie Cao, Charlie Cao/ Authorized Representative (10/17/2025)
- Enlightenment Trust: /s/ Suzanne Young; /s/ Duarte Freitas, Suzanne Young/ Authorized Signatory; Duarte Freitas/ Authorized Signatory (10/17/2025)